Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 701 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

JANUARY 7, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             RSP Permian, Inc.

Amendment No. 2 to Registration Statement on Form S-1
Filed January 2, 2014

Supplemental Correspondence dated January 6, 2014
File No. 333-192268

Ladies and Gentlemen:

Set forth below are the responses of RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 6, 2014, with respect to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1, File No. 333-192268, filed with the Commission on January 2, 2014 (the “Registration Statement”) and with respect to our supplemental correspondence, dated January 6, 2014 (the “Supplemental Correspondence”) to the Staff relating to the Registration Statement.

Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) through EDGAR.  For your convenience, we have hand-delivered three copies of this letter, as well as certain pages of Amendment No. 3 that are responsive to the Staff’s comments.

Each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.  Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 3.

Supplemental Correspondence dated January 6, 2014

Capitalization, page 56

1.                                      We note the pro forma as adjusted total stockholders’ equity was revised on page F-5 to $1,041,581. Please revise the disclosure here and each instance where it appears in the filing for consistency.

RESPONSE:  We acknowledge the Staff’s comment and have revised our disclosure on pages 21, 56, 58 and 62 of Amendment No. 3, which pages are attached hereto.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-8

Note 2 — Pro Forma Adjustments (Continued), page F-10

2.                                      We note your response to comment 9 in our letter dated January 3, 2014. Please tell us how you considered the disclosure guidance per SAB Topic 1B3 with regard to the payment of cash consideration to RSP Permian Holdco, LLC and Rising Star Energy Development Co., LLC.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages F-23 and F-32 of Amendment No. 3, which pages are attached hereto.

Further, in response to comments received from the Staff via telephone conference on January 6, 2014:

•                  The Company confirms that the Form of Underwriting Agreement and the Form of Common Stock Certificate will be filed as Exhibit 1.1 and Exhibit 4.1, respectively, to the Registration Statement prior to effectiveness.

•                  The Company acknowledges that EDGAR Filer Manual, Volume II: “Edgar Filing,” Version 25 (September 2013) and Item 301 of Regulation S-T requires exhibits to be filed in a text-searchable format.  Although certain exhibits and schedules to (i) Exhibit 10.5 (Form of Master Contribution Agreement among RSP Permian, Inc., RSP Permian Holdco, L.L.C., RSP Permian, L.L.C., Rising Star Energy Development Co., L.L.C., Ted Collins, Jr., Wallace Family Partnership, LP, Collins & Wallace Holdings, LLC and Pecos Energy Partners, L.P.) and (ii) Exhibit 10.6 (Form of Letter Agreement by and between ACTOIL, LLC and RSP Permian, L.L.C.) were not text-searchable in the Supplemental Correspondence, such exhibits and schedules are now in a text-searchable format in Amendment No. 3.

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If you have any questions with respect to the foregoing, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ Scott McNeill
Name:	Scott McNeill
Title:	Chief Financial Officer

Enclosures

cc:                                Douglas E. McWilliams, Vinson & Elkins, L.L.P.

Christopher G. Schmitt, Vinson & Elkins L.L.P.